Exhibit 99.5

Absolute Reports First Quarter Fiscal 2021 Financial Results

Q1 Results include Record 11% revenue growth; $14.7M in cash from operating activities; and

13% year-over-year growth in Total ARR

VANCOUVER, British Columbia – November 9, 2020 – Absolute Software Corporation (“Absolute” or the “Company”) (TSX: ABST) (Nasdaq: ABST), a leader in Endpoint Resilience™ solutions, today announced its financial results for the three months ended September 30, 2020. All dollar figures are stated in U.S. dollars, unless otherwise indicated.

“Q1 was a solid start to the fiscal year, with increased momentum as we see demand for persistent visibility, control, and resilience accelerate across various segments in response to remote and hybrid work and learning models,” said Christy Wyatt, President and CEO at Absolute. “In addition, our recent listing on Nasdaq and capital raise was a significant milestone for the company and positions us well to be able to respond to the large market opportunity in front of us.”

First Quarter Fiscal 2021 (“Q1-F2021”) Financial Highlights

•	Total revenue in Q1-F2021 was $28.5 million, representing a year-over-year increase of 11%.

•	Net income in Q1-F2021 was $2.6 million, representing a year-over-year decrease of 25%.

•

Total Annual Recurring Revenue (“ARR”) (refer to “Non-IFRS Measures and Key Metrics” below) at September 30, 2020 was $111.7 million, representing an increase of 13% over the prior year balance and a sequential increase of 3% as compared to June 30, 2020.

•

The Enterprise & Government portions of Total ARR (refer to “Non-IFRS Measures and Key Metrics” below) increased by 12% annually and by 1% as compared to June 30, 2020. Enterprise & Government sector customers represented 67% of Total ARR at September 30, 2020.

•

The Education sector portion of Total ARR (refer to “Non-IFRS Measures and Key Metrics” below) increased by 14% annually and 7% as compared to June 30, 2020. Education sector customers represented 33% of Total ARR at September 30, 2020.

•	Incremental ARR from New Customers (refer to “Non-IFRS Measures and Key Metrics” below) was $1.8 million in Q1-F2021, compared to $1.1 million in Q1-F2020.

•	Net ARR Retention (refer to “Non-IFRS Measures and Key Metrics” below) from existing customers was 102% in Q1-F2021, compared with 100% in Q1-F2020.

•	Adjusted EBITDA (refer to “Non-IFRS Measures and Key Metrics” below) in Q1-F2021 was $8.1 million, or 29% of revenue, up from $7.1 million, or 28% of revenue, in Q1-F2020.

•	Cash generated from operating activities in Q1-F2021 was $14.7 million, compared to $7.5 million in Q1-F2020.

•	Absolute paid a quarterly dividend of CAD$0.08 per common share during Q1-F2021.

First Quarter Fiscal 2021 Business Highlights

During Q1-F2021, Absolute had the following product and service highlights:

•

In August, we announced new platform capabilities enabling IT and Security teams to automatically generate and distribute scheduled reports to help ensure compliance across the enterprise; easily monitor, manage, and secure missing endpoint devices at scale; and understand if critical endpoint controls are healthy and working effectively.

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•

In September, we were named a Leader in the G2 Summer 2020 Grid Report for Endpoint Management, making this the fifth quarter in a row we’ve been recognized by our customers based on our high levels of customer satisfaction and their likeliness to “recommend” Absolute.

•

In September, we announced limited-time offers for customers to purchase critical add-on capabilities, including Absolute’s Application Persistence™ service and Absolute Reach® portfolio, previously available only with the Company’s top-tier Resilience edition.

•

In September, we also extended, through October 30, 2020, the COVID-19 offers originally announced in April that provide existing customers with the ability to self-heal existing virtual private network (VPN) applications and more seamlessly secure, manage, and patch remote devices at no additional cost.

•

In September, we published our second annual Education Endpoint Trends Report, titled ”Distance Learning’s Impact on Education IT.” The research underscored the complexities of K-12 device and data security amidst the sudden shift to remote learning in the wake of the COVID-19 outbreak.

In Q1-F2021 and early in Q2-F2021, we had the following major business and organizational developments:

•	In August, we filed a short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada except Quebec.

•

In October, we appointed Steven Gatoff as Chief Financial Officer. Mr. Gatoff will take his position effective November 10, 2020, and will have responsibility for all global finance, accounting, financial reporting, audit, tax, investor relations, and capital planning functions.

•

In October, we completed a public offering of our common shares in the United States and Canada for gross proceeds of approximately $69 million and a corresponding cross-listing of our common shares on the Nasdaq Global Select Market. Our common shares now trade on both the Toronto Stock Exchange and Nasdaq under the symbol “ABST.”

Partner and other highlights in Q1-F2021 included:

•

In September, we announced the launch of the new Absolute Partner Program designed to increase revenue opportunities across the Company’s global network of channel partners, resellers, distributors, managed service providers, and system integrators.

•	We saw several new market successes with our OEM partners, including strong online promotion with Lenovo as well as new product bundles.

•	We saw significant growth in our emerging markets with HP in the Education sector.

•	Absolute launched the ‘Blueprint for Success’ program with Dell – designed to help build pipeline across K-12 and higher education opportunities.

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Summary of Key Financial Metrics

	Q1
USD Millions, except per share data	F2021	F2020	Change
Revenue
Commercial recurring(1)	$27.6	$24.6	12%
Other	$0.9	$1.1	(14%)
Total	$28.5	$25.7	11%

Net Income	$2.6	$3.5	(25%)
Per share (basic and diluted)	$0.06	$0.08
As a percentage of revenue	9%	13%

Adjusted EBITDA(2)	$8.1	$7.1	15%
As a percentage of revenue	29%	28%

Cash from operating activities	$14.7	$7.5	97%

Dividends paid	$2.6	$2.5	3%
Per share (CAD)	$0.08	$0.08

Cash, cash equivalents, and short-term investments	$58.2	$38.9	50%
Total assets	$136.7	$106.3	29%
Deferred revenue	$148.4	$130.8	14%

Common shares outstanding	42.7	41.8	2%

Notes:

1.

Commercial recurring revenue represents revenue derived from “Cloud Services” (as defined in our Q1-F2021 MD&A) and recurring managed professional services, both of which are included as part of Total ARR (see “Non-IFRS Measures and Key Metrics” in this press release). Other revenue represents revenue derived from non-recurring professional services and ancillary product lines, including consumer products.

2.

Throughout this press release, “Adjusted EBITDA” is used as a profitability measure. Please refer to the “Non-IFRS Measures and Key Metrics” section of this press release for further discussion on this measure.

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F2021 Financial Outlook

The Company is updating its previously disclosed financial outlook for F2021 as follows:

•	The Company is narrowing its outlook on revenue from $112 million to $118 million (representing 7% to 13% annual growth), to $116 million to $118 million (representing 11% to 13% annual growth).

•	The Company is narrowing its outlook on Adjusted EBITDA from 20% to 24% of revenue, to 21% to 24% of revenue.

•	The Company is narrowing its outlook on Cash from operating activities from 22% to 34% of revenue, to 25% to 34% of revenue.

•	The Company is maintaining its outlook for capital expenditures and expect them to be between $3.0 million and $4.0 million.

The foregoing outlook and expectations constitute forward-looking statements and financial outlook and are qualified in their entirety by the “Forward-Looking Statements” cautionary statement below.

Quarterly Dividend

On October 19, 2020, the Company declared a quarterly dividend of CAD$0.08 per share on its common shares, payable in cash on November 30, 2020 to shareholders of record at the close of business on November 13, 2020.

Quarterly Filings

Management’s Discussion and Analysis (“MD&A”) and Consolidated Financial Statements and the notes thereto for the fiscal period ended September 30, 2020 can be obtained today from Absolute’s corporate website at www.absolute.com. The documents will also be available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Notice of Conference Call

Absolute will hold a conference call to discuss its Q1-F2021 financial results on Monday, November 9, 2020, at 5:00 p.m. ET (2:00 p.m. PT). All interested parties can join the call by dialing 647-427-7450 or 1-888-231-8191. Please dial-in 15 minutes prior to the call to secure a line. The conference call will be archived for replay until Monday, November 16, 2020 at midnight ET. To access the archived conference call, please dial 416-849-0833 or 1-855-859-2056 and enter the reservation code 9415737.

A live audio webcast of the conference call will be available at www.absolute.com and here. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. An archived replay of the webcast will be available for 90 days.

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Non-IFRS Measures and Key Metrics

Throughout this press release, the Company refers to a number of measures and metrics that the Company believes are meaningful in the assessment of the Company’s performance. Many of these metrics are non-standard measures under International Financial Reporting Standards (“IFRS”), do not have any standardized meaning under IFRS, and are unlikely to be comparable to similarly titled measures reported by other companies. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results or cash flows from operations as determined in accordance with IFRS. For more complete discussion of these non-IFRS measures, please refer to the Company’s MD&A for the period ended September 30, 2020.

These measures and metrics, and their method of calculation or reconciliation to IFRS measures, are as follows:

1) Total ARR, Net ARR Retention and ARR from New Customers

As the majority of the Company’s customer contracts are sold under multiyear term licenses, there is a significant lag between the timing of the billing and the associated revenue recognition. As a result, the Company focuses on the aggregate annualized value of its subscriptions under contract and generating revenue, measured by Annual Recurring Revenue (“ARR”), as an indicator of its future revenues.

Note that prior to Q4-F2020, we referred to ARR as Annual Contract Value or “ACV”; however, we have changed the nomenclature of this measure as we believe ARR is more aligned with industry norms. There has been no change in the method by which this measure (and related measures below) is calculated.

Total ARR measures the amount of recurring annual revenue Absolute will receive from its commercial customers under contract at a point in time, and therefore is an indicator of the Company’s future revenue streams. Net ARR Retention measures the percentage increase or decrease in Total ARR at the end of a period for the customers that made up Total ARR at the beginning of the same period. This metric provides insight into the effectiveness of Absolute’s customer retention and expansion functions. ARR from New Customers measures the addition to the Total ARR from sales to new commercial customers during the period.

We believe that increases in the amount of ARR from New Customers, and improvement in the Company’s Net ARR Retention, will grow Total ARR and, in turn, our future revenues.

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2) Adjusted EBITDA

Management believes that analyzing operating results exclusive of significant non-cash items or items not controllable in the period provides a useful measure of the Company’s performance. The term Adjusted EBITDA refers to net income before adding/deducting interest income or expense, income taxes, amortization of intangible assets, property and equipment, and right of use assets, foreign exchange gains or losses, share-based compensation, and restructuring or reorganization charges and post-retirement benefits.

The following table provides a reconciliation of our Net Income under IFRS to Adjusted EBITDA:

	Three months ended September 30,
(in millions)	2020	2019
Net income	$2.6	$3.5
Adjustments
Amortization of property and equipment(1)	0.9	0.8
Amortization of right of use assets(2)	0.5	0.4
Share-based compensation(3)	2.6	1.2
Finance income, net(4)	(0.0)	(0.1)
Interest on lease liability(5)	0.1	0.1
Foreign exchange loss(6)	0.2	0.0
Income tax expense(7)	1.3	1.2

Adjusted EBITDA	$8.1	$7.1

Notes:

(1)	Amortization of property and equipment per the Statement of Cash Flows.
(2)	Amortization of right of use assets per the Statement of Cash Flows.
(3)	Share-based compensation per the Statement of Operations.
(4)	Finance income, net per the Statement of Operations.
(5)	Interest on lease liability per the Statement of Operations.
(6)	Foreign exchange loss per the Statement of Operations.
(7)	Income tax expense per the Statement of Operations.

About Absolute

Absolute is a leader in Endpoint Resilience solutions and the industry’s only undeletable defense platform embedded in over a half-billion devices. Enabling a permanent digital tether between the endpoint and the enterprise who distributed it, Absolute provides IT and Security organizations with complete connectivity, visibility, and control, whether a device is on or off the corporate network and empowers them with Self-Healing Endpoint™ security to ensure mission-critical apps remain healthy and deliver intended value.

©2020 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and ABSOLUTE REACH are registered trademarks of Absolute Software Corporation in the United States and/or other countries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

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Forward-Looking Statements

This press release contains certain forward-looking statements and forward-looking information, as defined under applicable securities laws, including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation, the information under the heading “F2021 Financial Outlook” and any statements (express or implied) respecting: Absolute’s future plans, strategies, and objectives, including plans, strategies, and objectives arising out of the COVID-19 pandemic; the impacts of the COVID-19 pandemic (including, without limitation, greater/continued remote working and/or distance learning) on Absolute’s business, operations, prospects, and financial results; projected growth, revenues, margins, Adjusted EBITDA, profitability, expenses, cash from operating activities, capital expenditures, and earnings; existing and new product functionality and suitability; PC OEM and other partner activities and initiatives; and expectations for the size of the IT security industry, including as a result of COVID-19. Forward-looking statements, including the F2021 Financial Outlook, are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations, and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute will be able to successfully execute its plans, strategies, and objectives; Absolute will be able to successfully manage cash flow, operating expenses, interest expenses, capital expenditures, and working capital and credit, liquidity, and market risks; Absolute will be able to leverage its past, current, and planned investments to support growth and increase profitability; there will continue to be a trend toward greater/continued remote working and/or distance learning, in the short, medium, and/or long-term, and a resulting market shift in the demand for endpoint security and Absolute’s solutions; Absolute will be able to grow revenue by selling to new customers and increasing subscriptions with existing customers at or above the rates currently anticipated; Absolute will be able to renew customers’ subscriptions more efficiently and cost effectively, including through its ServiceSource partnership; the size of the IT security industry will be in line with industry experts’ and Absolute’s expectations; Absolute will maintain and enhance its competitive advantages within its industry and certain markets; Absolute will keep pace with or outpace the growth, direction, and technological advancement in its industry; industry data and projections are accurate and reliable; Absolute will be able to adapt its technology to be compatible with changes to existing, and new, operating systems such as Microsoft Windows; Absolute will be able to maintain and develop its PC OEM and other partner networks; Absolute’s current and future (if any) PC OEM partners will continue to provide embedded firmware and distribution and resale support; Absolute’s existing and new products will function as intended and will be suitable for the intended end users; Absolute will be able to design, develop, and release new products, features, and services and enhance its existing products and services; Absolute will be able to protect against the improper disclosure of data it may process, store, and/or manage; Absolute’s revenues will not become subject to increased seasonality; Absolute will use the proceeds of the recent public equity offering as intended; future financing will be available to Absolute on favourable terms if and when required; Absolute will be in a financial position to issue dividends in the future; fluctuations in applicable tax rates, foreign exchange rates, and interest rates will not have a material impact on Absolute; certain tax credits will remain or become available to Absolute; Absolute will be able to attract and retain key personnel; Absolute will be successful in its brand awareness and other marketing initiatives; Absolute will be able to successfully integrate businesses, intellectual property, products, personnel, and/or technologies that it may acquire (if any); Absolute will be able to maintain and enhance its intellectual property portfolio; Absolute’s protection of its intellectual property will be sufficient and its technology does not and will not materially infringe third party intellectual property rights; Absolute will be able to obtain any necessary third party licenses on favourable terms; Absolute will be able to successfully manage the additional expenses, regulatory obligations, and legal exposures resulting from its SEC registration and Nasdaq listing; Absolute will not become involved in material litigation; Absolute will not face any material unexpected costs related to product liability or warranties; foreign jurisdictions will not impose unexpected risks; Absolute will maintain or enhance its accounting policies and standards and internal controls over financial reporting; and economic and market conditions (including, without limitation, as affected by the COVID-19 pandemic) will not impose unexpected risks or challenges.

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Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, including the following risks (as more particularly described in the “Risk and Uncertainties” section of Absolute’s Q1-F2021 Management’s Discussion and Analysis, which is available at www.absolute.com and under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov): risks related to the COVID-19 pandemic and its impact on Absolute; that Absolute may not be able to accurately predict its rate of growth and profitability; that Absolute’s estimates of market opportunity and market and revenue growth may be inaccurate or Absolute may fail to grow at its estimated rates; that Absolute may need or elect to use the proceeds of the recent public equity offering other than as currently intended and disclosed; Absolute’s dependence for sales on PC OEM partners and other distribution channels; that Absolute is heavily dependent on its ability to maintain its embedded firmware with its current PC OEM partners; risks related to economic and political uncertainty; that Absolute may be unable to attract new customers or its existing customers may not renew or expand their existing commercial relationship with Absolute; that Absolute may be unable to adapt its technology to be compatible with new operating systems; that changing buying patterns in the education vertical may adversely impact Absolute’s business; that changing contracting or fiscal policies of government organization may adversely affect Absolute’s business and operations; risks relating to the evolving nature of the market for Absolute’s products; that Absolute’s software services may contain errors, vulnerabilities or defects; that Absolute could suffer security breaches impacting the third-party data that Absolute stores and the other risks associated with data security and hacking; that Absolute’s reputation may be damaged, and its financial results negatively affected, if its internal networks, systems or data are perceived to have been compromised; that customers may expose Absolute to potential violations of applicable privacy laws if the customer does not comply with such laws; that continued sales growth may cause operating challenges for Absolute; that Absolute’s focus on larger enterprise customers could result in greater costs, less favourable commercial terms, and other adverse impacts to Absolute; risks associated with any failure by Absolute to successfully promote and protect its brands; that Absolute’s business may be impacted by business cycles; risks associated with the competition Absolute faces within its industry; that Absolute’s research and development efforts may not be successful; risks resulting from interruptions or delays from third-party hosting facilities; that Absolute’s business may suffer if it cannot continue to protect its intellectual property rights; that Absolute may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products; risks related to Absolute’s technology incorporating “open source” software; that Absolute may be unable to maintain technology licenses from third-parties; risks related to fluctuating foreign exchange rates; that the price of Absolute’s common shares may be subject to wide fluctuations; risks related to Absolute’s SEC registration and Nasdaq listing; that Absolute is reliant on its key personnel; that Absolute may be subject to litigation or dispute resolution from time-to-time; risks related to Absolute’s foreign operations; that Absolute may be unable to successfully manage and integrate acquisitions (or may be unable to successfully complete dispositions) of companies, businesses, products or technologies; risks related to Absolute’s amortization of revenue over the term of its customer subscriptions; risks related to Absolute’s reliance on its reseller and other partners for billings; income tax related risks; Absolute may become subject to product liability claims; and risks related to Absolute’s reliance on copyrights, trademarks, trade secrets, and confidentiality procedures and similar contractual provisions. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.

All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

CONTACT:

Media Relations

Shannon Tierney

press@absolute.com

408-313-9974

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760

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ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Financial Position

(Expressed in United States dollars) (Unaudited)

	September 30, 2020	June 30, 2020
ASSETS
CURRENT
Cash and cash equivalents	$51,295,830	$29,727,498
Short-term investments	6,945,633	17,350,152
Trade and other receivables	23,944,861	28,990,235
Income tax receivable	135,657	111,769
Prepaid expenses and other	4,071,404	2,541,183
Contract acquisition assets – current	7,595,928	7,501,339

	93,989,313	86,222,176
PROPERTY AND EQUIPMENT	5,090,115	5,563,327
RIGHT OF USE ASSETS	8,692,116	9,181,927
DEFERRED INCOME TAX ASSETS	21,762,745	22,278,745
CONTRACT ACQUISITION ASSETS	6,047,812	5,842,845
GOODWILL	1,100,000	1,100,000

	$136,682,101	$130,189,020

LIABILITIES
CURRENT
Trade and other payables	$18,634,592	$19,996,253
Income tax payable	157,892	382,041
Accrued warranty	101,409	133,000
Lease liabilities – current	1,890,344	1,724,730
Deferred revenue – current	82,949,122	80,843,795

	103,733,359	103,079,819
LEASE LIABILITIES	7,941,090	8,411,101
DEFERRED REVENUE	65,494,797	61,759,629

	177,169,246	173,250,549
CONTINGENCIES
SHAREHOLDERS’ DEFICIENCY
Share capital	83,042,897	81,890,311
Equity reserve	39,893,838	38,523,835
Treasury shares	(263,840)	(263,840)
Accumulated other comprehensive income	30,227	—
Deficit	(163,190,267)	(163,211,835)

	(40,487,145)	(43,061,529)

	$136,682,101	$130,189,020

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ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Operations and Comprehensive Income

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

	2020	2019
REVENUE	$28,495,557	$25,652,489
COST OF REVENUE	3,115,407	3,233,367

GROSS MARGIN	25,380,150	22,419,122

OPERATING EXPENSES
Sales and marketing	10,083,539	9,518,785
Research and development	5,061,693	3,739,586
General and administration	3,443,030	3,324,857
Share-based compensation	2,593,005	1,166,801

	21,181,267	17,750,029

OPERATING INCOME	4,198,883	4,669,093

OTHER EXPENSE
Finance income, net	21,936	112,141
Interest expense – lease liability	(138,649)	(131,201)
Foreign exchange loss	(186,226)	(12,819)

	(302,939)	(31,879)

NET INCOME BEFORE INCOME TAXES	3,895,944	4,637,214
INCOME TAX EXPENSE	(1,294,000)	(1,186,000)

NET INCOME	2,601,944	3,451,214

UNREALIZED GAIN ON DERIVATIVES, NET OF TAX	30,227	—

COMPREHENSIVE INCOME	$2,632,171	$3,451,214

BASIC AND DILUTED INCOME PER SHARE	$0.06	$0.08

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
BASIC	42,626,572	41,722,849
DILUTED	45,831,759	44,169,505

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ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statement of Changes in Shareholders’ Deficiency

(Expressed in United States dollars) (Unaudited)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive Income	Deficit	Total
BALANCE, JUNE 30, 2019	41,645,552	$76,778,014	$36,744,933	$(359,973)	—	$(163,778,642)	$(50,615,668)
Shares issued on options exercised	6,688	43,625	(7,726)	—	—	—	35,899
Shares issued under Employee Share Purchase Plan	35,963	180,842	—	—	—	—	180,842
Shares issued under Performance and Restricted Share Unit plan	128,297	619,978	(619,978)	—	—	—	—
Share-based compensation	—	—	1,032,614	—	—	—	1,032,614
Dividends paid	—	—	—	—	—	(2,509,243)	(2,509,243)
Net income and total comprehensive income	—	—	—	—	—	3,451,214	3,451,214

BALANCE, SEPTEMBER 30, 2019	41,816,500	$77,622,459	$37,149,843	$(359,973)	—	$(162,836,671)	$(48,424,342)

Shares issued on options exercised	279,580	2,018,160	(408,511)	—	—	—	1,609,649
Shares issued under Employee Share Purchase Plan	36,060	188,230	—	—	—	—	188,230
Shares issued under Performance and Restricted Share Unit plan	412,055	2,077,371	(2,175,273)	96,133	—	—	(1,769)
Shares repurchased and cancelled under the Normal Course Issuer Bid	(8,700)	(48,828)	—	—	—	—	(48,828)
Share Repurchase Adjustment	—	32,919	—	—	—	(32,919)	—
Share-based compensation expense	—	—	3,957,776	—	—	—	3,957,776
Dividends paid	—	—	—	—	—	(7,525,740)	(7,525,740)
Net income and total comprehensive income	—	—	—	—	—	7,183,495	7,183,495

BALANCE, JUNE 30, 2020	42,535,495	$81,890,311	$38,523,835	$(263,840)	—	$(163,211,835)	$(43,061,529)

Shares issued on options exercised	49,682	361,689	(65,322)	—	—	—	296,367
Shares issued under Employee Share Purchase Plan	30,508	165,662	—	—	—	—	165,662
Shares issued under Performance and Restricted Share Unit plan	113,960	625,235	(625,235)	—	—	—	—
Share-based compensation	—	—	2,060,560	—	—	—	2,060,560
Dividends paid	—	—	—	—	—	(2,580,376)	(2,580,376)
Unrealized gain on derivatives, net	—	—	—	—	30,227	—	30,227
Net income	—	—	—	—	—	2,601,944	2,601,944

BALANCE, SEPTEMBER 30, 2020	42,729,645	$83,042,897	$39,893,838	$(263,840)	$30,227	$(163,190,267)	$(40,487,145)

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ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Cash Flows

Three months ended September 30, 2020 and 2019

(Expressed in United States dollars) (Unaudited)

	2020	2019
OPERATING ACTIVITIES
Net income	$2,601,944	$3,451,214
Items not involving cash
Amortization of property and equipment	866,213	825,144
Amortization of right of use assets	489,811	413,337
Amortization of contract acquisition assets	2,540,065	2,249,295
Share-based compensation	2,593,005	1,032,614
Deferred income taxes	516,000	(367,781)
Unrealized gain on short-term investments	(28,663)	(99,106)
Unrealized foreign exchange loss	156,564	—
Change in non-cash working capital
Trade and other receivables	5,045,374	6,547,368
Income tax receivable	(23,888)	514,740
Prepaid expenses and other	(1,530,221)	353,817
Contract acquisition assets incurred	(2,839,621)	(1,423,246)
Trade and other payables	(1,264,078)	(2,467,068)
Income tax payable	(224,149)	13,660
Accrued warranty	(31,591)	79,500
Deferred revenue	5,840,495	(3,645,811)

CASH FROM OPERATING ACTIVITIES	14,707,260	7,477,677
INVESTING ACTIVITIES
Purchase of property and equipment	(945,871)	(1,649,153)
Proceeds from maturities of short-term investments	10,433,182	6,870,000
Purchase of short-term investments	—	(11,785,502)

CASH FROM (USED IN) INVESTING ACTIVITIES	9,487,311	(6,564,655)
FINANCING ACTIVITIES
Dividends paid	(2,580,376)	(2,509,243)
Issuance of common shares	376,331	151,126
Payment of lease liabilities	(460,960)	(409,865)

CASH USED IN FINANCING ACTIVITIES	(2,665,005)	(2,767,982)
FOREIGN EXCHANGE EFFECT ON CASH	38,766	(10,931)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,568,332	(1,865,891)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	29,727,498	18,690,539

CASH AND CASH EQUIVALENTS, END OF PERIOD	$51,295,830	$16,824,648